Filed by Brookfield High Income Fund Inc. (File No. 811-08795)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Act of 1934, as amended

Subject Companies:

Brookfield High Income Fund Inc.

File No. 811-08795

For immediate release

Thursday, August 11, 2016

Brookfield Investment Management Inc. Announces Adjournment of Joint Special Meeting of Shareholders

Brookfield Investment Management Inc. Announces the Adjournment of the Joint Special Meeting of Shareholders of Brookfield Mortgage Opportunity Income Fund Inc., Brookfield Total Return Fund Inc. and Brookfield High Income Fund Inc.

NEW YORK, NY—August 11, 2016 — Brookfield Investment Management Inc. announced today that the Joint Special Meeting of Shareholders (the “Special Meeting”) for each of Brookfield Mortgage Opportunity Income Fund Inc. (NYSE:BOI), Brookfield Total Return Fund Inc. (NYSE:HTR) and Brookfield High Income Fund Inc. (NYSE:HHY), has been adjourned until 8:30 a.m., on Thursday, September 1, 2016.

The Special Meeting has been adjourned to permit further solicitation of shareholders to consider the approval of the proposals described in the Joint Proxy Statement/Prospectus.

During the period of the adjournment, Brookfield will continue to solicit proxies from its shareholders with respect to the proposals set forth in the Joint Proxy Statement. If a shareholder has previously submitted its proxy card and does not wish to change its vote, no further action is required by such shareholder.

Shareholders are strongly encouraged to vote. Shareholders of record as of May 18, 2016, may vote by visiting proxyonline.com, calling toll-free 1-888-227-9349 or by returning proxy cards.

If you should have any questions regarding the proposals, or require duplicative proxy materials, please contact AST Fund Solutions at 1-800-330-5136. Information is also available at www.brookfieldim.com.

Forward-Looking Statements

Certain statements made in this news release that are not historical facts are referred to as “forward-looking statements” under the U.S. federal securities laws. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ from the historical experience of Brookfield Investment Management Inc. and the Funds managed by Brookfield Investment Management Inc. and its present expectations or projections. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Brookfield Investment Management Inc. and the Funds managed by Brookfield Investment Management Inc. undertake no responsibility to update publicly or revise any forward-looking statements.

Brookfield Investment Management (the “Firm”) is an SEC-registered investment adviser providing listed real assets strategies including real estate equities, infrastructure equities, real asset debt and diversified real assets. With over $16 billion of assets under management as of March 31, 2016, the Firm manages separate accounts, registered funds and opportunistic strategies for institutional and individual clients, including financial institutions, public and private pension plans, insurance companies, endowments and foundations, sovereign wealth funds and high net worth investors. Headquartered in New York, the Firm and its affiliates also maintain offices in Boston, Chicago, Hong Kong, London and Toronto. Further information is available at www.brookfieldim.com. Brookfield Investment Management Inc. is a wholly owned subsidiary of Brookfield Asset Management, a leading global alternative asset manager with $240 billion of assets under management as of March 31, 2016. For more information, go to www.brookfield.com.

Brookfield Mortgage Opportunity Income Fund Inc., Brookfield Total Return Fund Inc. and Brookfield High Income Fund Inc. are managed by Brookfield Investment Management Inc. The Funds use their websites as a channel of distribution of material company information. Financial and other material information regarding the Funds are routinely posted on and accessible at www.brookfieldim.com.

COMPANY CONTACT

Brookfield High Income Fund Inc.

Brookfield Mortgage Opportunity Income Fund Inc.

Brookfield Total Return Fund Inc.

Brookfield Place

250 Vesey Street, 15th Floor

New York, NY 10281-1023

(855) 777-8001

funds@brookfield.com